

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 2, 2016

<u>Via E-mail</u>
Andrew J. Burke
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, NY 10606

     Re: Bunge Limited
           10-K for Fiscal Year Ended December 31, 2014
           Filed March 2, 2015
           File No. 1-16625

Dear Mr. Burke:

     We refer you to our comment letter dated December 18, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance

       Carla Heiss
       Deputy General Counsel,
       Chief Compliance Officer and Secretary
       Bunge Limited